

Mail Stop 3233

September 14, 2015

Via E-mail
Michael Alvarado
Executive Vice President & General Counsel
Five Point Holdings, Inc.
25 Enterprise, Suite 400
Aliso Viejo, CA 92656

> **Re: Five Point Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted August 21, 2015**
> **CIK No. 0001643473**

Dear Mr. Alvarado:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to prior comments 3 and 5. It is unclear whether the distribution of Class A common stock to Newhall Members would be viewed as a two-step transaction. In this regard, we note that as a result of the contribution Newhall Holding will have no assets other than your Class A shares of common stock and that it is currently anticipated that Newhall Holdings will distribute such common stock to its members six months after the date of this offering. Please provide further analysis to explain why these two steps are not part of the same transaction. To the extent this can be viewed as one transaction, please provide additional analysis regarding the availability of an exemption from registration for the issuance to Newhall Members. Please also tell

us if Newhall Holdings has any intention to liquidate after the distribution of the Class A shares to its members.

Prospectus Summary, page 1

2. Please consider revising this section to include a summary discussion of the benefits to related parties that will be realized pursuant to the formation transactions, or advise us why you believe such disclosure is not appropriate.

Risks Related to Our Organization and Structure, page 30

3. We note your disclosure on pages 152-156 regarding the restrictions and limitations on the operating company's ability to take a number of actions with respect to the management of the Great Park Venture in light of the rights associated with Class A and Class C Unit holders. Please consider adding risk factor disclosure addressing such restrictions, or advise us why you believe such disclosure is not appropriate.

Substantial amounts of our Class A common stock could be sold in the future, which could depress our stock price and result in dilution of your shares, page 40

4. We note your disclosure indicating that the shares of Class A common stock held by Newhall Holding will be restricted securities. You also state that it is anticipated that Newhall Holding will distribute its shares of Class A common stock to Newhall Members six months after the date of the offering and that Newhall Members that are not your affiliates may resell such shares without restriction under Rule 144. Please provide your analysis to explain why such shares may be resold without restriction under Rule 144. In this regard, we note that Rule 144(d)(3)(i) permits tacking for securities "acquired from the issuer" as a dividend. Since Newhall Holdings will not distribute its shares, it does not appear that tacking would be available under Rule 144(d)(3)(i).

Development Status, page 94

5. Please separately quantify your budgeted cash development costs allocated to the Legacy Properties as you will not receive proceeds attributable to the sale of such properties. Please also clarify if you anticipate ongoing expenses beyond 2016 attributable to the Legacy Properties.

Development Management Services, page 103

6. We note your response to prior comment 28 and your revised disclosure on pages 103 and 136. Please provide more detail about the incentive compensation payments and bonuses payable under the amended and restated development management agreement. Please also revise to distinguish the portion of the fees that you anticipate receiving by virtue of the operating company's Class A partnership units in FP LP from the portion of

the fees that you anticipate Lennar, and other Class B partnership unit holders, will receive.

7. Please revise your disclosure to explain why you will provide all development management services to Newhall Ranch and the San Francisco Shipyard and Candlestick Point for no fee, but you intend to receive fees in connection with the development management services provided to Great Park Ventures.

FP LP, page 135

8. Please revise your disclosure to provide an overview of the management of FP LP. Please also state whether the operating company will have control and discretion over the day-to-day management of the entity.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Eric McPhee, Senior Staff Accountant, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Staff Attorney
Office of Real Estate and
Commodities

cc: Jonathan L. Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP